UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96949L 105

(CUSIP Number)

Sarah C. Miller

One Williams Center

Tulsa, Oklahoma 74172-0172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96949L 105	Page 2 of 12

1.	Names of reporting persons The Williams Companies, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 353,612,259 Common Units+
	9.	Sole dispositive power 0
	10.	Shared dispositive power 353,612,259 Common Units+
11.	Aggregate amount beneficially owned by each reporting person 353,612,259 Common Units+
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 58.9%++
14.	Type of reporting person (see instructions) HC/CO

+	Includes 13,948,171 Common Units issuable upon conversion of 13,948,171 Class B Units, which may be deemed to be beneficially owned by the Reporting Person.
++	Calculated in accordance with Rule 13d-3(d)(1), based on 586,695,411 of the Issuer’s Common Units outstanding as of May 11, 2015 and a total of 13,948,171 Common Units issuable upon the conversion of all of the outstanding Class B Units owned by the Reporting Person.

CUSIP No. 96949L 105	Page 3 of 12

1.	Names of reporting persons Williams Gas Pipeline Company, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 353,612,259 Common Units+
	9.	Sole dispositive power 0
	10.	Shared dispositive power 353,612,259 Common Units+
11.	Aggregate amount beneficially owned by each reporting person 353,612,259 Common Units+
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 58.9%++
14.	Type of reporting person (see instructions) OO – Limited Liability Company

+	Includes 13,948,171 Common Units issuable upon conversion of 13,948,171 Class B Units, which may be deemed to be beneficially owned by the Reporting Person.
++	Calculated in accordance with Rule 13d-3(d)(1), based on 586,695,411 of the Issuer’s Common Units outstanding as of May 11, 2015 and a total of 13,948,171 Common Units issuable upon the conversion of all of the outstanding Class B Units owned by the Reporting Person.

Introduction

Item 1.	Security and Issuer

This Amendment No. 5 amends Items 1 through 7 of the Schedule 13D originally filed by The Williams Companies, Inc. (“Williams”) on December 20, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed by Williams on June 16, 2014 (“Amendment No. 1”), Amendment No. 2 filed by Williams on July 1, 2014 (“Amendment No. 2”), Amendment No. 3 filed by Williams Gas Pipeline Company, LLC (“Williams Gas Pipeline”) and Williams on October 27, 2014 (“Amendment No. 3”), and Amendment No. 4 filed by Williams Gas Pipeline and Williams on February 3, 2015 (“Amendment No. 4”). This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P. (“WPZ” or the “Issuer”). The Issuer is a Delaware limited partnership and its principal executive offices are located at One Williams Center, Tulsa, Oklahoma, 74172-0172. Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 shall remain unchanged.

Common Units are issuable on a one-for-one basis upon the conversion of the Convertible Class B units representing limited partner interests of the Issuer (“Class B Units”).

Item 2.	Identity and Background

The information previously provided in response to Item 2 is hereby amended and supplemented with the following:

(a) This Schedule 13D is filed by (i) Williams and (ii) Williams Gas Pipeline (collectively, the “Reporting Persons”). Williams directly owns 100% of Williams Gas Pipeline; accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma, 74172-0172.

(c) The principal business of Williams and its affiliates is to provide the energy infrastructure to connect North America’s significant hydrocarbon resource plays to growing markets for natural gas, natural gas liquids and olefins.

(d)–(e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

The information provided in Item 4 below is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:

On May 12, 2015, Williams and its direct wholly owned subsidiary SCMS LLC (“Merger Sub”, and together with Williams, the “Williams Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and WPZ GP LLC (“WPZ General Partner” and, together with WPZ, the “WPZ Parties”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer being the surviving entity (the “Merger”).

Under the terms of the Merger Agreement, each outstanding Common Unit that is held by a unitholder other than Williams and any entities that are partially or wholly owned, directly or indirectly, by Williams, including Merger Sub, Williams Gas Pipeline and WPZ (such units, the “WPZ Public Common Units”), will be converted into the right to receive 1.115 shares of validly issued, fully paid and non-assessable Williams common stock, par value $1.00 per share (the “Williams Common Stock” and such exchange ratio, the “Public Exchange Ratio”). All Common Units, other than the WPZ Public Common Units, will remain outstanding following the Merger.

The Board of Directors of Williams has, by unanimous vote, (i) determined that the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, are in the best interests of Williams and its stockholders, (ii) approved and declared advisable the Merger Agreement, the amendment to the Amended and Restated Certificate of Incorporation, as amended, of Williams (the “Charter Amendment”) and, subject to and contingent upon the effectiveness of the Charter Amendment, the issuance of the Williams Common Stock in connection with the Merger (the “Williams Stock Issuance”) and (iii) resolved to submit the Charter Amendment and the Williams Stock Issuance to a vote of Williams’ stockholders and recommend approval of the adoption of the Charter Amendment and the approval of the Williams Stock Issuance at a special meeting of Williams stockholders (the “Williams Stockholder Meeting”).

The conflicts committee (the “WPZ Conflicts Committee”) of the board of directors of WPZ General Partner (the “WPZ Board”) has, by unanimous vote, in good faith approved the Merger Agreement and the transactions contemplated thereby, including the Merger, determined that they are in the best interests of WPZ and the holders of WPZ Public Common Units, and resolved to approve and recommend to the WPZ Board the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger. Based upon such approval, the WPZ Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger, and directed that the Merger Agreement be submitted to a vote of holders of Common Units and authorized the holders of Common Units to act by written consent.

Completion of the Merger is conditioned upon, among other things: (i) the approval and adoption of the Merger Agreement and the Merger by holders of at least a majority of the outstanding Common Units; (ii) all material required governmental consents and approvals in connection with the Merger having been made or obtained; (iii) the absence of legal injunctions or impediments prohibiting the transactions contemplated by the Merger Agreement; (iv) the effectiveness of a registration statement on Form S-4 with respect to the Williams Stock Issuance; (v) approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the Williams Common Stock to be issued in the Merger; (vi) the affirmative vote of the holders of a majority of the aggregate voting power present at the Williams Stockholder Meeting or any adjournment or postponement thereof to approve the Williams Stock Issuance; and (vii) the affirmative vote of the holders of a majority of the outstanding shares of Williams Common Stock entitled to vote to approve the Charter Amendment.

Pursuant to the terms of the Support Agreement, dated as of May 12, 2015, by and between WPZ and Williams Gas Pipeline (the “Support Agreement”), Williams Gas Pipeline, which as of May 11, 2015, beneficially owned 339,664,088 Common Units and 13,948,171 Class B Units representing approximately 58.9% of the outstanding Common Units, has agreed to deliver a written consent adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger (the “WGP Written Consent”). The delivery of the WGP Written Consent (or, if applicable, vote) by Williams Gas Pipeline with respect to the Common Units it owns will be sufficient to adopt the Merger Agreement and thereby approve the Merger.

The Merger Agreement also contains (i) customary representations and warranties of the Williams Parties and the WPZ Parties, and (ii) covenants of the Williams Parties and the WPZ Parties with respect to, among other things, certain actions taken prior to the closing of the Merger, cooperation with respect to regulatory issues and access to each other’s information.

The Merger Agreement contains provisions granting both Williams and WPZ the right to terminate the Merger Agreement for certain reasons, including, among others, if: (i) the Merger is not completed on or before November 30, 2015 (the “Termination Date”); (ii) any governmental authority has issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) enjoining or prohibiting consummation of the Merger; or (iii) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Termination Date.

The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about Williams, WPZ, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Williams, WPZ, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Williams and WPZ. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the joint solicitation statement/prospectus that the parties will be filing in connection with the Merger, as well as in the other filings that each of Williams and WPZ make with the Securities and Exchange Commission (“SEC”).

The foregoing description of the Merger, the Merger Agreement and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Support Agreement, copies of which were filed as Exhibit 2.1 to Williams’s Current Report on Form 8-K (file No. 001-04174) filed with the SEC on May 13, 2015 and Exhibit 99.2 to WPZ’s Current Report on Form 8-K (file No. 001-34831) filed with the SEC on May 13, 2015, respectively, and the terms of which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) Williams Gas Pipeline is the record and beneficial owner of (i) 339,664,088 Common Units and (ii) 13,948,171 Class B Units. The Class B Units may be converted into Common Units on a one-for-one basis. If converted, Williams Gas Pipeline would be the record and beneficial owner of 353,612,259 Common Units, representing 58.9% of the outstanding Common Units, as calculated in accordance with Rule 13d-3(d)(1). Williams, as the direct 100% owner of Williams Gas Pipeline, may be deemed to beneficially own (i) 339,664,088 Common Units and (ii) 13,948,171 Class B Units. If converted, Williams may be deemed to be the beneficial owner of a total of 353,612,259 Common Units, which represents 58.9% of the outstanding Common Units, as calculated in accordance with Rule 13d-3(d)(1). Williams may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the WPZ General Partner, which is a wholly owned indirect subsidiary of Williams. See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c) Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

1	Agreement and Plan of Merger dated as of May 12, 2015 by and among The Williams Companies, Inc., SCMS LLC, Williams Partners L.P., and WPZ GP LLC (incorporated by reference to Exhibit 2.1 to Williams’s Current Report on Form 8-K (file No. 001-04174) filed with the Securities and Exchange Commission on May 13, 2015).

2	Support Agreement, dated as of May 12, 2015 by and between Williams Partners L.P. and Williams Gas Pipeline Company, LLC (incorporated by reference to Exhibit 99.2 to WPZ’s Current Report on Form 8-K (file No. 001-34831) filed with the Securities and Exchange Commission on May 13, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2015

The Williams Companies, Inc.

By:	/s/ William H. Gault
	Name: Title:	William H. Gault Assistant Secretary

Williams Gas Pipeline Company, LLC

By:	/s/ William H. Gault
	Name: Title:	William H. Gault Assistant Secretary

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director, Chief Executive Officer & President

Citizenship: USA

Amount Beneficially Owned: 17,334 (less than 1%)

Walter Bennett

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President, West

Citizenship: USA

Amount Beneficially Owned: 8,770

Frank E. Billings

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Corporate Strategic Development

Citizenship: USA

Amount Beneficially Owned: 0

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 19,574 (less than 1%)

John R. Dearborn, Jr.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – NGL & Petchem Services

Citizenship: USA

Amount Beneficially Owned: 0

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Strategic Services and Administration & Chief Administrative Officer

Citizenship: USA

Amount Beneficially Owned: 0

Rory L. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Atlantic – Gulf Operating Area

Citizenship: USA

Amount Beneficially Owned: 1,752 (less than 1%)

Sarah C. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172

Principal Occupation: Interim Senior Vice President and General Counsel

Citizenship: USA

Amount Beneficially Owned: 0

Fred E. Pace

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Engineering and Construction

Citizenship: USA

Amount Beneficially Owned: 0

Brian L. Perilloux

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Operational Excellence

Citizenship: USA

Amount Beneficially Owned: 196 (less than 1%)

Robert S. Purgason

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Access Operating Area

Citizenship: USA

Amount Beneficially Owned: 29,726 (less than 1%)

James E. Scheel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Northeast G&P

Citizenship: USA

Amount Beneficially Owned: 0

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Controller & Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 588 (less than 1%)

Board of Directors of The Williams Companies, Inc.

Alan Armstrong

(see Above)

Joseph R. Cleveland

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 1,733 (less than 1%)

Kathleen B. Cooper

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Fellow of the Tower Center for Political Studies at Southern Methodist University

Citizenship: USA

Amount Beneficially Owned: 0

John A. Hagg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: Canada

Amount Beneficially Owned: 0

Juanita H. Hinshaw

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Chief Executive Officer of H&H Advisors (a financial consulting firm)

Citizenship: USA

Amount Beneficially Owned: 2,159 (less than 1%)

Ralph Izzo

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman, President and Chief Executive Officer of Public Service Enterprise Group Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Frank T. MacInnis

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman of the Board of The Williams Companies, Inc.

Citizenship: USA

Amount Beneficially Owned: 7,620 (less than 1%)

Eric W. Mandelblatt

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Managing Partner & Chief Investment Officer of Soroban Capital Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Keith A. Meister

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Managing Partner and Chief Investment Officer, Corvex Management LP

Citizenship: USA

Amount Beneficially Owned: 0

Steven W. Nance

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Manager, Steele Creek Energy, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Murray D. Smith

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Murray Smith and Associates (a consulting firm that provides strategic advice to the North American energy sector)

Citizenship: Canada

Amount Beneficially Owned: 0

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 7,620 (less than 1%)

Laura A. Sugg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Executive Officers of Williams Gas Pipeline Company, LLC

Walter Bennett

(see above)

Frank E. Billings

(see above)

Rory L. Miller

(see above)

Fred E. Pace

(see above)

Brian L. Perilloux

(see above)

Management Committee of Williams Gas Pipeline Company, LLC

Donald R. Chappel

(see above)

Robyn L. Ewing

(see above)